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                                 FIRST AMENDMENT
                                       TO
             REGISTRAR, TRANSFER AGENCY AND PAYING AGENCY AGREEMENT

1.      GENERAL BACKGROUND. In accordance with the Amendment provision in
        Section 11 of the Registrar, Transfer Agency and Paying Agency Agreement between State Street Bank and Trust Company (the "Bank") and Royce Value Trust, Inc. (the "Fund") dated August 21, 1996 (the "Agreement"), the parties desire to amend the Agreement.

        1.2 This Amendment shall be effective May ___, 1998 (the "First Amendment") and all defined terms and definitions in the Agreement shall be the same in the First Amendment except as specifically revised by the First Amendment.

2. ADDITIONAL STOCK. The Fund will be issuing a new series of Cumulative Preferred Stock on May ___, 1998. Section 1.01 of the Agreement is hereby deleted in its entirety and the new Section 1.01 below is inserted in its place.

        1.01 Subject to the terms and conditions set forth in this Agreement, the Fund hereby employs and appoints the Bank to act as, and the Bank agrees to act as registrar, transfer agent for the Fund's authorized and issued shares of its Cumulative Preferred Stock, including its 7.8% Cumulative Preferred Stock and its ____% Tax-Advantaged Cumulative Preferred Stock ("Shares"), dividend paying agent and agent in connection with the payment of any redemption or liquidation proceeds as set out in the prospectuses of the Fund offering the sale of the Shares.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of this ____ day of _________, 1998.

STATE STREET BANK                           ROYCE VALUE TRUST, INC.
AND TRUST COMPANY




________________________________            ____________________________________
By:                                                By:
Title:                                             Title:


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